Exhibit 99.1

Corporate Communications

Fitch Ratings affirmed CNH Industrial N.V.’s and CNH Industrial Capital LLC’s Long-Term Issuer Default Ratings at ‘BBB-’ and changed Outlook to Stable

London, June 16, 2020

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces that on June 15, 2020, Fitch Ratings (“Fitch”) affirmed CNH Industrial N.V.’s and CNH Industrial Capital LLC’s Long-Term Issuer Default Ratings at ‘BBB-’ and changed the Outlook from Positive to Stable.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com
Contacts: Corporate Communications Email: mediarelations@cnhind.com Investor Relations Email: investor.relations@cnhind.com